Exhibit 21
SUBSIDIARIES OF OPKO HEALTH, INC.

NAME	JURISDICTION OF INCORPORATION
OPKO Instrumentation, LLC	Delaware
OPKO Pharmaceuticals, LLC	Delaware
Froptix LLC	Florida
OPKO Diagnostics, LLC	Delaware
Vidus Ocular, Inc.	Delaware
Pharma Genexx, S.A.	Chile
Pharmacos Exakta S.A. de C.V.	Mexico
FineTech Pharmaceutical Ltd.	Israel
Farmadiet Group Holdings, Ltd	Spain
OPKO Lab, LLC	Florida
SciGen (Israel) Ltd.	Israel
OPKO IP Holdings II Inc.	Grand Cayman
PROLOR Biotech Ltd	Israel